

Mail Stop 3561

January 5, 2007

Jeff Krstich
BTHC III, Inc.
2595 Jason Court
Oceanside, CA 92056

      Re: BTHC III, Inc.
              Item 4.01 Form 8-K
              Filed December 29, 2006
              File No. 0-51891

Dear Mr. Krstich:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1.   Remove your statement indicating, 'Vasques [*sic*] & Company audited our financial statements for the fiscal year ended December 31, 2005', as it appears the audit was completed by S.W. Hatfield, CPA.

2.   Revise your references to 'Vasques & Company' to 'Vasquez & Company LLP'.

3.   Revise to disclose consultations with your new auditors during the two most recent fiscal years and the subsequent interim period through the exact date of your change in auditors. See Item 304(a)(2) of Regulation S-B.

4.   Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant's report on the financial statements for either of the past *two* years contained an adverse opinion, a disclaimer of opinion, *or was qualified or modified as to uncertainty, audit scope or accounting principles;* and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of *uncertainty regarding the ability to continue as a going concern* in the accountant's report. Please revise.

5.   State whether, during your *two most recent fiscal years and any subsequent interim period* before your former auditor was terminated, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

6.   Revise to provide the information required by Item 304(a)(1)(iv)(B) of Regulation S-B regarding any reportable event (i.e., internal control weaknesses, etc.) that the former accountant advised the registrant of during the *two most recent fiscal years and subsequent interim period* through the date of termination. Disclose also the information required by Item 304(a)(1)(iv)(C)-(E) of Regulation S-B.

7.   Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,

Dave Walz
Staff Accountant